As filed with the Securities and Exchange Commission on May 28, 2003
Registration No. 333-105451

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-10

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

METHANEX CORPORATION

(Exact name of Registrant as specified in its charter)

Canada	2869	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3M1 (604) 661-2600

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System, 111 8th Avenue, 13th Floor, New York, New York 10011 (212) 894-8700

(Name, address and telephone number of agent for service in the United States)

Copies to:

Randall Milner Senior Vice President, General Counsel and Corporate Secretary Methanex Corporation 1800 Waterfront Centre 200 Burrard Street Vancouver, B.C., Canada V6C 3M1 (604) 661-2600	Richard J. Balfour McCarthy Tétrault LLP Suite 1300 777 Dunsmuir Street Vancouver, B.C., Canada V7Y 1K2 (604) 643-7100	Kenneth R. Blackman Fried, Frank, Harris, Shriver & Jacobson One New York Plaza New York, New York 10004 (212) 859-8000	Christopher W. Morgan Skadden, Arps, Slate, Meagher & Flom LLP North Tower Suite 1820 P.O. Box 189 Toronto, Ontario, Canada M5J 2J4 (416) 777-4700

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

Province of British Columbia, Canada

(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A. ☒	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B. ☐	At some future date (check appropriate box below).

1. ☐	Pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than seven calendar days after filing).

2. ☐	Pursuant to Rule 467(b) on ( ) at ( ) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

3. ☐	Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4. ☐	After the filing of the next amendment to this form (if preliminary material is being filed).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

Secondary Offering
Methanex Corporation

37,946,876 Common Shares

NOVA Chemicals Corporation, or NOVA, is offering 37,946,876 of our common shares, or the Offered Shares.

NOVA beneficially owns, indirectly, approximately 37% of our outstanding common shares. Following completion of this offering, and assuming that we complete our indirect purchase of 9,000,000 common shares from NOVA as described under “Repurchase Transaction”, NOVA will not own any of our common shares. See “Selling Shareholder”. We will not be entitled to any of the proceeds from the sale of the Offered Shares.

Our common shares are listed on the Toronto Stock Exchange, or TSX, under the symbol “MX”, and on the Nasdaq National Market, or Nasdaq, under the symbol “MEOH”. On May 28, 2003, the closing price of our common shares on the TSX was $14.19 per share and the closing price of our common shares on Nasdaq was US$10.24 per share.

There are certain risk factors that should be carefully reviewed by prospective purchasers. See “Risk Factors” beginning at page 14.

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Owning our common shares may subject you to tax consequences both in the United States and Canada. This prospectus may not describe these tax consequences fully. You should read the tax discussion under “Certain Income Tax Considerations”.

Your ability to enforce civil liabilities under the United States federal securities law may be affected adversely because we are incorporated in Canada, a majority of our officers and directors and some of the experts named in this prospectus are Canadian residents, and substantially all of our assets and the assets of those officers, directors and experts are located outside of the United States.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Net
	Price to the		Underwriters’		Proceeds to
	Public		Fee		NOVA(1)

Per Offered Share		US$9.85		US$0.39		US$9.46
Total	US$	373,776,729	US$	14,951,069	US$	358,825,660

(1)	Before deducting the expenses of this offering estimated at US$2,200,000 which, together with the Underwriters’ fee, will be paid by NOVA. NOVA will reimburse us for all expenses incurred by us in connection with this offering.

The Offered Shares are being offered in Canadian dollars and in U.S. dollars, based on the prevailing U.S.-Canadian dollar exchange rate as of May 21, 2003, the date upon which the preliminary prospectus for this offering was filed. The Price to the Public, Underwriters’ Fee and Net Proceeds are payable in the currency in which the Offered Shares are sold.

The underwriters referred to under “Plan of Distribution”, or the Underwriters, as principals, conditionally offer the Offered Shares for sale, subject to prior sale, if, as and when transferred by NOVA and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on our behalf by McCarthy Tétrault LLP and Fried, Frank, Harris, Shriver & Jacobson, on behalf of NOVA by Osler, Hoskin & Harcourt LLP and Orrick, Herrington & Sutcliffe LLP, and on behalf of the Underwriters by Stikeman Elliott LLP and Skadden, Arps, Slate, Meagher & Flom LLP.

Affiliates of two of the Underwriters are lenders to us under a revolving credit facility. Affiliates of five of the Underwriters are lenders to NOVA under a revolving credit facility. Consequently, we and NOVA may be considered connected issuers of these Underwriters under applicable Canadian securities legislation. See “Use of Proceeds” and “Plan of Distribution”.

In connection with this offering, the Underwriters may over allot or effect transactions which stabilize or maintain the market price of our common shares in accordance with applicable market stabilization rules. The Underwriters may offer the Offered Shares at a lower price than stated above. See “Plan of Distribution”.

Closing of the offering is expected to occur on or about June 5, 2003 or such other date as we, NOVA and the Underwriters may mutually agree, but in any event not later than July 5, 2003.

Lead Manager and Bookrunner	Co-lead Manager

RBC CAPITAL MARKETS	CIBC WORLD MARKETS
Scotia Capital (USA)

TD Securities (USA)

Citigroup

UBS Warburg

Prospectus dated May 28, 2003

        You should rely only on the information contained in this prospectus or incorporated by reference in this prospectus. Neither we nor the Underwriters have authorized anyone to provide you with information different from that contained in this prospectus. The Underwriters are offering to sell, and seeking offers to buy, the Offered Shares only in jurisdictions where, and to persons to whom, offers and sales are lawfully permitted. The information contained in this prospectus or incorporated by reference in this prospectus is accurate only as of the date in respect of which such information is given, regardless of the time of delivery of this prospectus or of any sale of the Offered Shares.

      All amounts in this prospectus are expressed in Canadian dollars, except where otherwise indicated. References to “US$” are to United States dollars and references to “$” are to Canadian dollars. In this prospectus, except as otherwise indicated or the context otherwise requires, references to “we”, “us”, “our” and similar terms, as well as references to “Methanex” and the “Company”, refer to Methanex Corporation and its subsidiaries, and references to “NOVA” refer to NOVA Chemicals Corporation and its subsidiaries.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

      Certain statements contained in this prospectus, and in the documents incorporated herein by reference, constitute “forward-looking statements” including within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this prospectus, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including the following, which are discussed in greater detail under the heading “Risk Factors”:

•	cyclicality of the industry in which we operate and the volatility of the price of methanol;

•	decreases in global gross domestic product and changes in general economic conditions;

•	uncertainty of demand for methyl tertiary butyl ether, or MTBE;

•	competition in our industry;

•	fluctuations in the cost and reductions in the availability of supply of natural gas;

•	the risks attendant with methanol production and marketing, including operational disruption;

•	our ability to complete capital projects on time and on budget, or at all;

•	our ability to successfully integrate acquisitions into our operations and to fully realize the intended benefits expected from these acquisitions;

•	changes in laws or regulations relating to the protection of the environment;

•	risks associated with investments and operations in multiple jurisdictions; and

•	foreign exchange risks.

      Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. We do not intend, and do not assume any obligation, to update these forward-looking statements.

THE COMPANY

      We were incorporated under the laws of Alberta on March 11, 1968 and continued under the Canada Business Corporations Act on March 5, 1992. Our head office is located at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia V6C 3M1 (telephone: (604) 661-2600).

      The following chart includes our principal operating subsidiaries and partnerships and, for each subsidiary or partnership, its place of organization and our percentage of voting interests beneficially owned or over which control or direction is exercised. The chart also shows our principal production facilities and their locations.

(1)	The Atlas plant is currently under construction.

(2)	On May 16, 2003 we acquired the remaining 90% interest in the Titan plant that we did not already own. See “Recent Developments”.

BUSINESS OF THE COMPANY

      We are the world’s largest producer and marketer of methanol. Methanol is a liquid commodity chemical produced primarily from natural gas and is typically used as a chemical feedstock in the manufacture of other products. Roughly three quarters of all methanol is used in the production of formaldehyde, acetic acid and a variety of other chemicals which form the basis of a large number of chemical derivatives. These derivatives are used in the manufacture of a wide range of products including building materials, foams, resins and plastics. The remainder of methanol demand comes from the fuel sector, principally as a component in the production of MTBE, which is blended with gasoline as a source of octane and as an oxygenate to reduce the amount of tailpipe emissions from motor vehicles. Methanol is also being used on a small scale as a direct fuel for motor vehicles and is actively being considered as a fuel for fuel cells. Due to the diversity of the end products in which methanol is used, methanol demand is influenced by a broad range of economic, industrial and environmental factors.

      We operate methanol production facilities located in Chile, New Zealand, Trinidad and North America and source additional methanol produced by others throughout the world. In a joint venture with BP, we are currently building the world’s largest methanol plant in Trinidad, adjacent to our Titan plant, which we expect will commence commercial operation in early 2004. We are also building an expansion of our Chilean facility which we expect will be completed by early 2005. We sell methanol through an extensive global marketing and distribution system. We believe this has enabled us to become the largest supplier of methanol to each of the major international markets of North America, Asia Pacific and Europe as well as Latin America.

      As a result of our worldwide production, marketing and distribution capabilities, we believe we have a competitive advantage as a supplier of methanol to major chemical and petrochemical producers for whom quality of service and reliability of supply are important. We believe we benefit from this competitive advantage through greater stability and security of demand, resulting in marketing and transportation synergies, and an improved customer mix.

RECENT DEVELOPMENTS

Results for the Three Months ended March 31, 2003

      For the quarter ended March 31, 2003, we recorded net income of US$75.5 million (US$0.60 per common share). Our first quarter 2003 results compare to a net loss of US$30.4 million (US$0.24 per common share) for the fourth quarter 2002, and to a net loss of US$17.4 million (US$0.13 per common share) for the same period in 2002. Our results for the fourth quarter 2002 included a US$113.5 million after-tax asset restructuring charge related to the write-off of our Fortier, Louisiana methanol facility that was partially offset by a US$27 million reduction in the site restoration accrual for our New Zealand facilities.

      Our average realized methanol price for the first quarter 2003 was US$223 per tonne compared with US$188 per tonne for the previous quarter and US$111 per tonne for the first quarter 2002.

Purchase of Titan Methanol Facility in Trinidad

      We acquired a 10% equity interest in the 850,000 tonne per year Titan methanol plant in Trinidad in 2000. On May 16, 2003, we acquired the remaining 90% equity interest in the Titan plant from Beacon Energy and BP for a total purchase price, including estimated transaction costs, of approximately US$79 million. The purchase price was based on a formula contained in an option that we acquired from Beacon in mid 2001. Concurrent with the acquisition of the 90% equity interest, we repaid approximately US$29 million of limited recourse long-term debt related to the Titan plant. Total limited recourse debt related to the Titan plant after the repayment is approximately US$194 million.

      The Titan plant, which came on stream in 2000, is underpinned by a long-term natural gas contract and further strengthens our position as a low cost global producer of methanol. The transaction also allows us to move from receiving a commission for marketing 100% of the Titan plant’s production to realizing the full margin on the sale of methanol produced from Titan. Titan is located next to the 1.7 million tonne per year

Atlas methanol facility, a joint venture between BP and us, which we are currently constructing. Titan and Atlas provide us with the benefits of a low cost hub and the ability to supply the North American and Western European methanol markets on a duty-free basis.

      Also on May 16, 2003, we acquired Solvadis Chemag AG’s North American methanol marketing business for approximately US$5 million, including its customer list and its contract to purchase approximately 250,000 tonnes per year of Titan’s production.

Changes to our Board of Directors

      Upon closing of this offering, it is expected that Mr. Jeffrey Lipton, the President and Chief Executive Officer of NOVA and the Chairman of our board of directors, and Messrs. A. Terence Poole and Christopher Pappas, both senior executive officers of NOVA, will resign as directors of our Company. It is expected that Mr. Pierre Choquette, our President and Chief Executive Officer, will be appointed interim Chairman of our board and Mr. David Morton will be designated as “lead” outside director of our board. Mr. Morton is the Chairman of the Corporate Governance Committee of our board. Our board will conduct a process to fill the vacant board seats and to select a new chairperson.

REPURCHASE TRANSACTION

      NOVA acquired a significant block of our common shares in January 1994. From time to time, management of Methanex and NOVA have had discussions about NOVA’s interest in us. On May 21, 2003, we entered into an agreement with NOVA pursuant to which we have agreed to purchase all of the shares of a wholly-owned subsidiary of NOVA that owns 9,000,000 of our outstanding common shares, in consideration for a payment to NOVA of US$9.85 in respect of each of our common shares held by such subsidiary. We will then wind-up such company and cancel the common shares held by it. The purchase price is equal to the U.S. dollar offering price per Offered Share.

      An Independent Committee of our board of directors, consisting of members of our board who are independent of NOVA and management, unanimously determined that the indirect purchase of common shares from NOVA is in our best interests and in the best interests of our shareholders. In reaching its determination, the Independent Committee considered a number of factors, including the attractiveness of an investment in our common shares, our current cash position and capital expenditure requirements and commitments, and the fact that such a purchase is consistent with our practice of distributing excess cash for the benefit of our shareholders. Further, we believe that the market price of our common shares has been adversely affected by the market perception that NOVA would sell all or a portion of its common shares. If this offering and our purchase from NOVA are successfully completed, we expect this overhang will be eliminated. Following the successful completion of these transactions, it is also expected that our shareholders will be able to enjoy improved liquidity for our common shares due to a substantial increase in the public float.

      Our purchase from NOVA is subject to a positive vote of a majority of our shareholders, other than NOVA and its affiliates, present or represented by proxy at a special meeting of our common shareholders to be held on June 30, 2003. Our obligations and the obligations of NOVA under the repurchase transaction are each conditional on the closing of the sale of the Offered Shares to the Underwriters under the Underwriting Agreement. Our purchase from NOVA constitutes an issuer bid by us under applicable Canadian securities laws. We have obtained an order from the applicable securities regulatory authority exempting us from the applicable issuer bid requirements.

      NOVA has also agreed with us that, subject to the closing of this offering, it will not (i) without our prior written consent, sell, directly or indirectly, any of our common shares to any person other than us or an affiliate of NOVA for a period of 90 days following the date of the special meeting of our shareholders; (ii) sell, directly or indirectly, any of our common shares to any person other than an affiliate of NOVA in quantities of less than 100,000 shares; or (iii) without our prior written consent, acquire, directly or indirectly, any of our common shares from any person other than an affiliate of NOVA for a period of two years following the date of the closing of this offering. NOVA will, however, be permitted to sell or otherwise dispose of any and all of our common shares owned by it into a change of control transaction, which is a transaction made or available to all holders of our common shares, which if successful would result in a person or group of persons acting jointly or in concert (other than NOVA and any of its affiliates) owning more than 30% of our outstanding common shares.

SELLING SHAREHOLDER

      NOVA beneficially owns, indirectly, 46,946,876 common shares, representing approximately 37% of our outstanding common shares.

      NOVA has agreed to pay the expenses of this offering, including the Underwriters’ fee, and the expenses relating to our purchase of our common shares from NOVA and to reimburse us for all expenses incurred by us in connection therewith. NOVA has also agreed to indemnify us against any losses, damages or liabilities to which we may become subject arising out of the repurchase and other ancillary transactions.

      Following the successful completion of this offering and our purchase from NOVA, NOVA will not hold any of our common shares.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the Offered Shares. The estimated net proceeds to NOVA from the sale of the Offered Shares will be approximately US$356.6 million after deducting the Underwriters’ fees and the estimated expenses of this offering, which will be paid by NOVA.

      RBC Dominion Securities Inc. and CIBC World Markets Inc. are affiliates of Canadian chartered banks which are lenders to us under our unsecured revolving credit facility. RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc. and Citigroup Global Markets Canada Inc. are affiliates of lenders to NOVA under a revolving credit facility. A portion of the proceeds of this offering received by NOVA may be used to repay indebtedness under that credit facility. Consequently, we and NOVA may be considered to be connected issuers of such Underwriters under applicable Canadian securities legislation. See “Plan of Distribution”.

DESCRIPTION OF SHARE CAPITAL

      Our authorized share capital consists of an unlimited number of common shares and 25,000,000 preferred shares. As at March 31, 2003, we had 126,495,364 common shares and no preferred shares outstanding. Holders of our common shares are entitled to one vote at any meeting of our shareholders and are entitled to receive any dividend declared by our board of directors.

      In September 2002, we commenced paying a quarterly dividend of US$0.05 per share to our shareholders. On May 22, 2003, our board of directors declared a quarterly dividend of US$0.05 per share that is payable on June 30, 2003 to holders of our common shares of record on June 16, 2003. In addition, our board of directors periodically considers other forms of distributions when general business conditions, financial results, capital requirements and other relevant factors warrant. In February 2003, we paid a special dividend of US$0.25 per share. Under a covenant set out in the indenture governing our 7.75% notes due August 15, 2005, we can pay cash dividends or make other shareholder distributions to the extent that shareholders’ equity is equal to or greater than US$850 million, after giving effect to such distribution. The same indenture also provides that we can declare and pay up to US$30 million of dividends in any twelve month period while shareholders’ equity is less than US$850 million.

CONSOLIDATED CAPITALIZATION

      The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2003 (i) on an actual basis, and (ii) as adjusted to reflect our purchase, and subsequent cancellation, of 9,000,000 common shares from NOVA and the Titan acquisition (including the repayment of Titan limited recourse long-term debt and the acquisition of the methanol marketing business of Chemag). See “Repurchase Transaction” and “Recent Developments”. This table should be read in conjunction with our unaudited interim consolidated financial statements for the three months ended March 31, 2003 and related notes and management’s discussion and analysis incorporated by reference into this prospectus.

	As of March 31, 2003

	Actual	As Adjusted

	(in thousands of US dollars, except for
	share numbers)
	(unaudited)
Cash and cash equivalents	$464,910	$266,638

Long-term debt:
Unsecured notes	449,680	449,680
Limited recourse long-term debt(1)	109,546	302,959
Senior unsecured credit facility(2)	—	—

Total long-term debt	$559,226	$752,639

Shareholders’ equity:
Capital stock	$520,968	$483,902
Retained earnings	424,630	373,046

Total shareholders’ equity	$945,598	$856,948

Total capitalization	$1,504,824	$1,609,587

Number of common shares outstanding	126,495,364	117,495,364

(1)	Includes current portion.

(2)	Total availability of US$291 million, expiring January 2004.

DETAILS OF THE OFFERING

      This offering consists of 37,946,876 Offered Shares at a price of $13.30 or US$9.85 per Offered Share. Certificates in definitive form for the Offered Shares will be available at the closing of this offering.

CERTAIN INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations

      The following is a summary of the principal Canadian federal income tax consequences of the purchase, ownership and disposition of the Offered Shares generally applicable to purchasers of Offered Shares pursuant to this prospectus, or U.S. Holders, who, at all relevant times, are not and never have been residents of Canada for the purposes of the Income Tax Act (Canada), or the Tax Act, are residents of the United States for the purposes of the Canada - United States Income Tax Convention (1980), or the Convention, hold their Offered Shares as capital property, deal at arm’s length and are not affiliated with NOVA or us for the purposes of the Tax Act and do not use or hold and are not deemed to use or hold such Offered Shares in connection with a business carried on in Canada. Offered Shares will generally be considered to be capital property to a U.S. Holder unless the shares are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure in the nature of trade. This summary does not apply to a U.S. Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere and such holders should consult their own tax advisers.

      This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force at the date hereof, or the Regulations, all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the provisions of the Convention as in effect on the date hereof. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada.

      For the purposes of the Tax Act, all amounts must be determined in Canadian dollars.

      This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder. The tax liability of a U.S. Holder will depend on the holder’s particular circumstances. Accordingly, U.S. Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Dividends

      Dividends paid or credited or deemed to be paid or credited to a U.S. Holder in respect of the Offered Shares will be subject to Canadian withholding tax on the gross amount of the dividends. Under the Convention, the rate of Canadian withholding tax on dividends paid by us to a U.S. Holder that beneficially owns such dividends is generally 15% unless the beneficial owner is a company which owns at least 10% of our voting stock at that time in which case the rate of Canadian withholding tax is reduced to 5%.

Dispositions

      A U.S. Holder will not be subject to tax in Canada on any capital gain realized on a disposition of Offered Shares, provided that the shares do not constitute “taxable Canadian property” of the U.S. Holder at the time of disposition. Generally, Offered Shares will not constitute taxable Canadian property to a U.S. Holder provided that such shares are listed on a prescribed stock exchange (which currently includes the TSX and Nasdaq) at the time of the disposition and, during the 60-month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, or the U.S. Holder together with all such persons has not owned 25% or more of the issued shares of any series or class of our capital stock.

      If the Offered Shares constitute taxable Canadian property to a particular U.S. Holder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if at the time of disposition the Offered Shares do not derive their value principally from real property situated in Canada.

United States Federal Income Tax Considerations

      The following description is a general summary of certain material United States federal income tax consequences of the purchase, ownership and disposition of the Offered Shares by a “U.S. Holder”, as defined below. This discussion does not address all potentially relevant United States federal income tax matters, and unless otherwise specifically provided, it does not address any state, local, foreign or alternative minimum tax consequences of purchasing, holding or disposing of the Offered Shares. This discussion is limited to discussion of U.S. Holders that own less than ten percent (10%) of our common shares outstanding.

      In this section, the term “U.S. Holder” means the following persons who invest in and hold Offered Shares as capital assets: (i) citizens or residents (as defined for United States federal income tax purposes) of the United States; (ii) corporations (or other entities classified as corporations for United States federal income tax purposes) organized under the laws of the United States or of any state or the District of Columbia, (iii) an estate whose income is subject to United States federal income taxation regardless of its source, and (iv) a trust (A) if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) that has elected to be treated as a United States person under applicable Treasury regulations and, in each case, who are (a) residents of the United States for purposes of the

Convention, (b) whose common shares would not, for purposes of the Convention, be effectively connected with a permanent establishment in Canada and (c) who otherwise would qualify for the full benefits of the Convention. It should be noted that certain “single member entities” are disregarded for United States federal income tax purposes. Thus, the income, gain, loss and deductions of such entity are attributed to the owner of such single member entity for United States federal income tax purposes. The discussion below for U.S. Holders may not apply to certain single member non-corporate entities that are treated as owned by a non-U.S. Holder. Prospective investors which are single member non-corporate entities should consult with their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

      This summary is based on the Convention, United States Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and existing and proposed Treasury regulations, changes to any of which subsequent to the date of this short form prospectus may affect the tax consequences described herein possibly on a retroactive basis. It is for general guidance only and does not address the consequences applicable to certain categories of shareholders subject to special treatment under the Code, including, but not limited to, tax exempt organizations, pass through entities, certain financial institutions, insurance companies, dealers in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar or persons that own directly, indirectly or by application of the constructive ownership rules of the Code 10% or more of our common shares by voting power or by value. Persons considering the purchase of Offered Shares should consult their tax advisors with regard to the application of the income tax laws of the United States and any other taxing jurisdiction to their particular situations.

      This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors should consult their own tax advisors with respect to the income tax considerations relevant to them, having regard to their particular circumstances.

Dividends

      A U.S. Holder generally will recognize, to the extent of our current and accumulated earnings and profits (determined in accordance with United States federal income tax principles), a dividend taxable as ordinary income on the receipt of distributions (including constructive dividends) on the Offered Shares equal to the U.S. dollar value of such distributions determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax). A U.S. Holder who is an individual may be eligible for reduced rates of taxation on any amount of such distributions treated as dividends. Any amount of such distributions treated as dividends generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders. To the extent that any such distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. Holder’s tax basis in the Offered Shares to the extent thereof, and thereafter as a gain from the sale or exchange of such shares (see “Dispositions” below). U.S. Holders who receive distributions in Canadian dollars must include in income under the rules described above an amount equal to the United States dollar value of such distributions on the date of receipt based on the exchange rate on such date. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any distributions received in Canadian dollars that are subsequently converted into U.S. dollars. Distributions to a U.S. Holder with respect to the Offered Shares will be subject to Canadian non-resident withholding tax, which is limited to a maximum rate of 15% pursuant to the terms of the Convention. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for United States federal income tax purposes. However, subject to limitations imposed by United States law, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. Because the limitations applicable to the foreign tax credit rules are complex, U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances. U.S. Holders who do not elect to claim any foreign tax credits may be able to claim an ordinary income tax deduction for Canadian income tax withheld.

Dispositions

      Upon a sale or exchange of an Offered Share, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale or exchange (or its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in Canadian dollars) and the tax basis of such Offered Share. Such gain or loss will be a long-term capital gain or loss if the Offered Share has been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder which is a corporation. For both corporate and non-corporate taxpayers, limitations apply to the deductibility of capital losses.

Passive Foreign Investment Company

      The rules governing “passive foreign investment companies” can have significant tax effects on U.S. holders. We could be classified as a passive foreign investment company if, for any taxable year, either:

(a)	75% or more of our gross income is “passive income,” which generally includes interest, dividends, certain gains from the sale or exchange of shares or securities and some types of rents and royalties, or

(b)	on average, 50% or more of our assets, by fair market value, or, in some cases, by adjusted tax basis, produce or are held for the production of “passive income.”

      Distributions constituting “excess distributions,” as defined in Section 1291 of the Internal Revenue Code, from a passive foreign investment company and dispositions of shares of a passive foreign investment company are subject to the highest rate of tax on ordinary income in effect and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.

      Management does not believe that we are currently a passive foreign investment company. However, no assurance can be given that we will not become a passive foreign investment company in the future. Moreover, prospective investors should be aware that we do not intend to provide U.S. Holders with information as to its status as a passive foreign investment company or to comply with any record keeping, reporting or other requirements of the Code. U.S. Holders should consult a tax advisor with respect to how the passive foreign investment company rules affect their tax situation.

Information Reporting and Backup Withholding

      A U.S. Holder may be subject to United States information reporting with respect to dividends paid on the Offered Shares and certain payments of proceeds from the sale or exchange of the Offered Shares, unless such U.S. Holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact. A U.S. Holder that is subject to United States information reporting generally will also be subject to United States backup withholding unless such U.S. Holder provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding tax rules. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s United States federal income tax liability.

PLAN OF DISTRIBUTION

      Pursuant to an underwriting agreement, or the Underwriting Agreement, dated May 21, 2003 among NOVA and us, on the one part, and RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Citigroup Global Markets Canada Inc. and UBS Securities Canada Inc., as Underwriters on the other part, and subject to the terms and conditions contained therein, NOVA has agreed to sell and the Underwriters have severally agreed to purchase on June 5, 2003 or on such other date as may be agreed upon, but in any event not later than July 5, 2003, the Offered Shares at a price of $13.30 per Offered Share or US$9.85 per Offered Share, for aggregate consideration of $504,693,451 or US$373,776,729, payable to NOVA against delivery of certificates representing the Offered Shares. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement.

      The Underwriting Agreement provides that NOVA will pay the Underwriters a fee of $0.53 per Offered Share or US$0.39 per Offered Share, for an aggregate fee of $20,187,738 or US$14,951,069, or 4.0% of the gross proceeds of the offering, in consideration of services performed in connection with this offering.

      The U.S. dollar offering price was determined based upon the prevailing U.S. - Canadian dollar exchange rate as of May 21, 2003, the date upon which the preliminary prospectus for this offering was filed. The aggregate offering price and both the proceeds payable to NOVA and the Underwriters’ fee will be partially in Canadian dollars and partially in U.S. dollars, based on the currency in which the Offered Shares are sold.

      The offering price was determined by negotiation between NOVA and the Underwriters. The Underwriters propose to offer the Offered Shares initially at the offering price on the cover page of this prospectus. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will, accordingly, also be reduced. The Underwriters may offer some of the Offered Shares to dealers at a price less than the public offering price.

      This offering is being made concurrently in Canada and the United States pursuant to the multijurisdictional disclosure system implemented by the securities regulatory authorities in Canada and the United States. The Offered Shares will be offered in Canada and the United States through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents registered in each jurisdiction. Subject to applicable law, the Underwriters may offer the Offered Shares outside of Canada and the United States.

      RBC Dominion Securities Inc. and CIBC World Markets Inc. are affiliates of Canadian chartered banks which are lenders to us under our unsecured revolving credit facility. Consequently, we may be considered to be a connected issuer of such Underwriters under applicable Canadian securities legislation. Our credit facility is currently undrawn. We are in compliance with the terms of the agreement governing our credit facility. None of the Canadian chartered banks affiliated with such Underwriters was involved in NOVA’s and our decision to distribute the Offered Shares offered hereby. Such Underwriters negotiated the public offering price of the Offered Shares with NOVA. We will not receive any of the proceeds from the sale of the Offered Shares.

      RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc. and Citigroup Global Markets Canada Inc. are affiliates of lenders to NOVA under a revolving credit facility. A portion of the proceeds of this offering received by NOVA may be used to repay indebtedness under that credit facility. Consequently, NOVA may be considered to be a connected issuer of such Underwriters under applicable Canadian securities legislation. NOVA’s credit facility is currently partially drawn, and NOVA is in compliance with the terms of the agreement governing that facility. Such Underwriters negotiated the public offering price of the Offered Shares with NOVA.

      Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers Inc. (“NASD”) participating in this offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8). Pursuant to these rules, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide independent market (as defined in NASD Conduct Rule 2720(b)(3)) exists for our common shares.

      Under the Underwriting Agreement, NOVA has agreed that without the prior written consent of RBC Dominion Securities Inc., for a period of 90 days following the date of closing of this offering, it will not sell or offer for sale, directly or indirectly, any common shares or securities convertible into or exchangeable for common shares, except to complete the sale described under “Repurchase Transaction”. Under the Underwriting Agreement, we have agreed that without the prior written consent of RBC Dominion Securities Inc., for a period of 90 days following the date of closing of this offering, we will not issue, sell or offer for sale, directly or indirectly, any of our common shares or securities convertible into or exchangeable for our common shares other than pursuant to the issue or exercise of options under our stock option or stock purchase plans or the satisfaction of outstanding instruments or contractual commitments.

      Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec and the Universal Market Integrity Rules for Canadian Marketplaces published by Market Regulation Services Inc., the Underwriters may not, throughout the period of distribution, bid for or purchase common shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. These exceptions include (i) a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities relating to market stabilization and passive market-making activities, and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of such securities. Such transactions, if commenced, may be discontinued at any time.

      In connection with this offering, the Underwriters may purchase and sell common shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common shares in excess of the number of Offered Shares to be purchased by the Underwriters in this offering, which creates a syndicate short position. Stabilizing transactions consist of bids for or purchases of common shares in the open market while this offering is in progress. The Underwriters also may impose a penalty bid. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when an Underwriter repurchases Offered Shares originally sold by that syndicate member in order to cover syndicate short position or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. If the Underwriters commence any of these transactions, they may discontinue them at any time.

      We and NOVA have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, or the Securities Act, and Canadian provincial securities legislation, or to contribute to payments the Underwriters may be required to make in respect of any of those liabilities. Both we, as issuer, and NOVA, as selling securityholder, have statutory liability for damages arising out of a misrepresentation in this prospectus to purchasers in respect of the Offered Shares.

RISK FACTORS

      The following are certain factors relating to an investment in our common shares and our business which prospective investors should consider carefully before deciding whether to purchase Offered Shares. Any of the following risks, as well as risks and uncertainties currently not known to us, could materially adversely affect our business, financial condition or results of operations. Certain statements under this caption constitute forward-looking statements. See “Special Notice Regarding Forward-Looking Statements”.

We operate in a cyclical commodity industry and our financial performance is principally dependent on the selling price of methanol.

      The methanol business is a commodity industry, typically characterized by cycles of oversupply resulting in lower prices, idling of capacity and lower operating rates, followed by periods in which demand exceeds supply, resulting in shortages and rising prices until the increased prices lead to new plant investment or the re-start of idled capacity. Methanol prices have historically been, and are expected to continue to be, characterized by significant volatility. New methanol plants are expected to be built which will increase overall production capacity. Additional methanol supply can become available in the future by re-starting idle methanol plants, by carrying out major expansions of existing plants or by debottlenecking existing plants to increase their production capacity. Roughly three quarters of world methanol demand comes from its use in the production of formaldehyde, acetic acid and other chemical derivatives. Demand for methanol as a feedstock for these chemical derivatives is in large part dependent upon levels of global gross domestic product and changes in general economic conditions. The remainder of world methanol demand comes from its use as a feedstock for MTBE, the future demand for which is uncertain.

      We are not able to predict future methanol supply/ demand balances, market conditions or prices, all of which are affected by numerous factors beyond our control. As a result, we cannot assure you that demand for methanol will increase at all, or sufficiently to absorb additional production, or that the price of methanol will not decline. Since methanol is the only product we produce and market, a decline in the price of methanol would have an adverse effect on our results of operations and financial condition.

The future demand for methanol in the production of MTBE is uncertain.

      Approximately 15% of world methanol demand comes from its use as a feedstock for MTBE in the United States. Concerns have been raised in the United States regarding the use of MTBE in gasoline, principally as a result of leaking underground gasoline storage tanks and resultant detection of MTBE in drinking water. In March 1999, the Governor of California announced a ban on the use of MTBE as a gasoline component in California commencing January 1, 2003. This deadline has been extended to January 1, 2004. Other states in the United States have also taken actions that limit the use of MTBE as a gasoline component. In April 2003, the U.S. House of Representatives passed a comprehensive energy bill that does not include any provision to ban MTBE in the United States. However, the U.S. Senate Environment and Public Works Committee has recently approved a bill with a provision to ban MTBE in the United States and this provision may be voted on by the full Senate for inclusion in its upcoming energy bill. Once the House and the Senate both have approved versions of an energy bill, they must proceed to conference to determine whether energy legislation can be agreed upon and passed by the whole U.S. Congress. It is likely that executive and legislative actions will reduce, or possibly eliminate, the demand for methanol for MTBE in the United States, which could have an adverse effect on our results of operations and financial condition.

Competition from other methanol producers is intense and could reduce our market share and harm our financial performance.

      The methanol industry is highly competitive. Methanol is a global commodity and customers base their purchasing decisions principally on the delivered price of methanol and reliability of supply. Some of our competitors are not dependent for revenues on a single product and some have greater financial resources than we do. These competitors may be better able than we are to withstand price competition and volatile market conditions.

We are vulnerable to reductions in the availability of supply and fluctuations in the cost of natural gas.

      Natural gas is the principal feedstock for methanol and accounts for a significant portion of its total production cost. Accordingly, our results from operations depend in large part on the availability and security of supply and price of natural gas. If we are unable to obtain continued access to sufficient natural gas for any of our plants on commercially acceptable terms, we could be forced to reduce production or close plants, which would have a material adverse effect on our results of operations and financial condition.

      In 2002, our New Zealand facilities produced approximately 2.3 million tonnes of methanol. Natural gas for these facilities has historically been sourced primarily from the Maui field, which in 2002 accounted for approximately 70% of our total gas use in New Zealand and 75% of New Zealand’s total production of natural gas. We purchase natural gas from the Maui field under contracts with the New Zealand Government and with the owners of the Maui field. In December 2001, the owners of the Maui field initiated a contractual redetermination of the economically recoverable natural gas of the Maui field. On February 6, 2003, a final redetermination report was issued which determined Maui reserves at a level that is substantially lower than the aggregate of contracted quantities under the Maui contract. As a result of the redetermination, we lost substantially all of our remaining contractual natural gas entitlements from the Maui field. Based on the results of the final report, we have sufficient contracted natural gas entitlements from all sources as at March 31, 2003 to produce a total of approximately 600,000 tonnes of methanol from our New Zealand plants. We continue to seek new supplies of natural gas to extend the life of the New Zealand plants. However, we cannot assure you that we will be able to secure additional natural gas on commercially acceptable terms.

      Our plants in Chile, including our 840,000 tonne per year expansion due on stream in early 2005, represent 3.8 million tonnes per year of methanol production capacity. Natural gas for our Chilean facility is supplied through long-term contracts with the Chilean state-owned energy company and suppliers in Argentina which terminate between 2025 and 2029. Although the Chilean facility is located close to other natural gas reserves in Chile and Argentina, which we believe we could access after the expiration or early termination of these natural gas supply contracts, we cannot assure you that we would be able to secure access to such natural gas under long-term contracts on commercially acceptable terms.

      In Trinidad, we own the 850,000 tonne per year Titan methanol facility and we are currently building the 1.7 million tonne per year Atlas plant in a joint venture with BP. Natural gas for Titan and Atlas is supplied under long-term contracts with the Trinidad state-owned energy company which terminate in 2015 and 2024, respectively. Although Titan and Atlas are located close to other natural gas reserves in Trinidad, which we believe we could access after the expiration or early termination of these natural gas supply contracts, we cannot assure you that we would be able to secure access to such natural gas under long-term contracts on commercially acceptable terms.

      Approximately 500,000 tonnes per year of our methanol production capacity currently operating is located in North America at our Kitimat facility. We also have idled facilities in Alberta and in Louisiana with a combined capacity of 1.0 million tonnes. Natural gas for our Kitimat facility is currently purchased on a short-term basis. North American natural gas prices are set in a competitive market and can fluctuate widely. Any sustained increase in natural gas prices would adversely affect the operating margins of our Kitimat facility and the competitive position of all our North American facilities.

Our business is subject to many operational risks for which we may not be adequately insured.

      The majority of our revenues is derived from the sale of methanol produced at our plants. Our business is subject to the risks of operating methanol production facilities, such as unforeseen equipment breakdowns, interruptions in the supply of natural gas, power failures, loss of port facilities or any other event, including any event of force majeure, which could result in a prolonged shutdown of any of our plants. A prolonged plant shutdown at any of our major facilities could materially affect our revenues and operating income.

Additionally, disruptions in our distribution system could adversely affect our revenues and operating income. Although we maintain insurance, including business interruption insurance, we cannot assure you that we will not incur losses beyond the limits of, or outside the coverage of, such insurance. From time to time, various types of insurance for companies in the chemical and petrochemical industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. We cannot assure you that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.

We cannot assure you that we will be able to complete current capital projects on time or on budget, or at all.

      In a joint venture with BP, we are currently building the Atlas methanol plant in Trinidad, which we expect will commence commercial operation in early 2004. As at March 31, 2003, we had contributed US$51 million in equity and our remaining cash equity contribution to complete the construction of Atlas and fund other related commitments, net of our proportionate share of project financing, was approximately US$43 million. We are also building an expansion of our Chilean facility, which is expected to be completed by early 2005. The total project is estimated to cost US$275 million, including capitalized interest of US$25 million. As at March 31, 2003 total capital expenditures for this project were US$39 million.

      We cannot assure you that the anticipated costs of these projects will not be exceeded or that these projects will commence operations within the contemplated schedules, if at all. Our inability to complete these projects on time and on budget could have an adverse effect on our financial performance.

We cannot assure that we will be able to successfully integrate acquisitions into our operations.

      We recently acquired the Titan methanol facility and the North American methanol marketing business of Chemag. The process of integrating these operations into our operations may result in operating difficulties and expenditures, and may require significant management attention that would otherwise be available for the ongoing development of our business.

      We cannot assure you that we will be able to successfully integrate these operations, or any other business that we may acquire, into our operations. Further, we cannot assure you that we will be able to fully realize any anticipated cost reductions and synergies or other intended benefits from these acquisitions. Our inability to successfully integrate these operations and realize these benefits could have an adverse effect on our financial performance.

Government regulations relating to the protection of the environment could increase our costs of doing business.

      The countries in which we operate have laws and regulations to which we are subject governing the environment and the sustainable management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws and regulations governing the import, export, use, discharge, storage, disposal and transportation of toxic substances. The products we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with any of these laws and regulations may give rise to work orders, fines, injunctions, civil liability and criminal sanctions.

      Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. These laws and regulations may also expose us to liability for the conduct of, or conditions caused by, others, or for our own acts which complied with applicable laws at the time such acts were performed. The operation of chemical manufacturing plants exposes us to risks in connection with compliance with such laws and we cannot assure you that we will not incur material costs or liabilities.

We are subject to risks inherent in foreign operations.

      We currently have substantial operations outside of North America, including in Chile, New Zealand, Trinidad, Europe and Asia. We are subject to risks inherent in foreign operations, such as: loss of revenue, property and equipment as a result of expropriation, nationalization, war, insurrection and other political risks; increases in duties, taxes and governmental royalties and renegotiation of contracts with governmental entities; as well as changes in laws and policies governing operations of foreign-based companies.

      In addition, because we derive substantially all of our revenues from production and sales by subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries to us may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot assure you that foreign taxing or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.

      We source a substantial portion of the natural gas used in our Chilean facility from Argentina. The economic and political situation in Argentina has recently been unstable. Should the economic or political situation in Argentina result in a reduction of the supply of natural gas, our Chilean operations could suffer financial losses and we cannot assure you that we would be able to replace lost Argentinean supply on commercially acceptable terms, if at all.

      Trade in methanol is subject to import duties in certain jurisdictions. We currently incur an import duty of 6.8% on Chilean and New Zealand methanol that we sell into the United States. Although we do not currently pay any duties in any other major market to which we sell product, we cannot assure you that such duties will not be levied in the future or, if levied, that we would be able to mitigate the impact of such duties.

We are exposed to fluctuations in foreign currencies.

      Most of our revenues are denominated in U.S. dollars. A significant portion of our costs, however, are incurred in currencies other than the U.S. dollar, principally the New Zealand dollar, the Canadian dollar, the Chilean peso and the Euro. We are exposed to increases in the value of these currencies in relation to the U.S. dollar which could have the effect of increasing the U.S. dollar equivalent of our cost of sales and operating expenses and capital expenditures. We also have some revenues in Euros and British pounds. We are exposed to declines in the value of these currencies compared to the U.S. dollar which could have the effect of decreasing the U.S. dollar equivalent of our revenues.

Because we are a Canadian company, it may be difficult for you to enforce liabilities against us based solely upon the federal securities laws of the United States.

      We are organized under the laws of Canada and our principal executive office is located in Vancouver, British Columbia. The majority of our directors and officers, and the experts named in this prospectus, are residents of Canada, and a substantial portion of their assets and our assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon the directors, officers and experts, or to enforce judgments of United States courts based upon civil liability under the federal securities laws of the United States against them. There is doubt as to the enforceability in Canada of judgments against us or against any of our directors, officers or experts, in original actions or in actions for enforcement of judgments of United States courts, based solely upon the federal securities laws of the United States.

Future sales of common shares by NOVA could adversely affect market prices.

      After completion of this offering, NOVA will continue to hold 9,000,000 of our common shares. All of these shares (representing approximately 7% of our outstanding common shares) are to be indirectly purchased by us under the repurchase transaction. NOVA has agreed under the Underwriting Agreement not to sell any common shares for 90 days following the closing of this offering (except under the repurchase transaction) and has agreed with us to the additional restrictions on the sale of its common shares as described under “Repurchase Transaction”. After completion of this offering NOVA will be entitled to two remaining demand registration rights as well as “piggyback” registration rights that we granted to NOVA when it acquired common shares in 1994.

      If our shareholders do not approve the repurchase transaction, NOVA would continue to hold a substantial number of our common shares. Sales by NOVA of these common shares could adversely affect the market prices of the common shares prevailing from time to time. The perception among investors that these sales may occur could also produce this effect.

LEGAL MATTERS

      Certain legal matters relating to the Offered Shares will be passed upon on our behalf by McCarthy Tétrault LLP and Fried, Frank, Harris, Shriver & Jacobson, a partnership including professional corporations, on behalf of NOVA by Osler, Hoskin & Harcourt LLP and Orrick, Herrington & Sutcliffe LLP, and on behalf of the Underwriters by Stikeman Elliott LLP and Skadden, Arps, Slate, Meagher & Flom LLP.

      The partners and associates of each of McCarthy Tétrault LLP, Osler, Hoskin & Harcourt LLP and Stikeman Elliott LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding securities.

EXPERTS

      The consolidated financial statements as at December 31, 2002 and 2001 and for the years then ended have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent auditors, as stated in their reports also incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for our common shares in Canada is CIBC Mellon Trust Company at its principal offices in Vancouver and Toronto.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form F-10 with the U.S. Securities and Exchange Commission, or the SEC, with respect to the Offered Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement or the exhibits that are a part of such registration statement. For further information about us and the Offered Shares being offered, you should review the entire registration statement, including the exhibits that were filed as part of the registration statement. The registration statement, including the exhibits, may be inspected, without charge, at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from this office after payment at prescribed rates. You will also be able to obtain a free copy of the registration statement, including the exhibits, from the SEC’s website at http://www.sec.gov. In addition, we are subject to the filing requirements prescribed by the securities legislation of all Canadian provinces or territories. You are invited to read and copy any reports, statements or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities at their respective public reference rooms. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (http://www.sedar.com), which is commonly known by the acronym “SEDAR”. The Canadian System for Electronic Document Analysis and Retrieval is the Canadian equivalent of the SEC’s EDGAR system. Reports and other information about us should also be available for inspection at the offices of the TSX.

      We are subject to certain of the informational requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and in accordance therewith, file reports and other information with the SEC. Under a multijurisdictional disclosure system, or MJDS, adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Under MJDS, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our Exchange Act reports and other information filed with the SEC may be inspected and copied at the public reference facility maintained by the SEC at its location referred to above.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

      The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the Underwriting Agreement; our Annual Information Form dated March 7, 2003; our Information Circular dated March 7, 2003 distributed in connection with our annual general meeting to be held on May 22, 2003 (excluding the sections entitled “Report on Executive Compensation” and “Total Shareholder Return Comparison”); our audited annual consolidated financial statements as at and for the years ended December 31, 2002 and 2001; our unaudited interim consolidated financial statements as at March 31, 2003 and for the three months ended March 31, 2003 and 2002; management’s discussion and analysis for the year ended December 31, 2002; management’s discussion and analysis for the three months ended March 31, 2003; material change report dated May 20, 2003; material change report dated February 14, 2003; supplemental information — Item 18 reconciliation with United States generally accepted accounting principles for the years ended December 31, 2002 and 2001 and report of independent accountants thereon; supplemental information — reconciliation with United States generally accepted accounting principles for the three months ended March 31, 2003 and 2002 (unaudited); additional information — supplemental non-GAAP measures; consent of KPMG LLP; and powers of attorney.

DOCUMENTS INCORPORATED BY REFERENCE

      We file annual and quarterly financial information, material change reports and other information with the securities commission or similar authority in each of the provinces of Canada, or the Commissions. The Commissions allow us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the Commissions under the various securities legislation:

•	our Annual Information Form dated March 7, 2003;

•	our Information Circular dated March 7, 2003 relating to the Annual General Meeting of our shareholders to be held on May 22, 2003 (excluding the sections entitled “Report on Executive Compensation” and “Total Shareholder Return Comparison”);

•	our audited annual consolidated financial statements as at and for the years ended December 31, 2002 and 2001, together with the notes thereto and the auditors’ report thereon;

•	our unaudited interim consolidated financial statements as at March 31, 2003 and for the three months ended March 31, 2003 and 2002, together with the notes thereto;

•	management’s discussion and analysis for the year ended December 31, 2002;

•	management’s discussion and analysis for the three months ended March 31, 2003;

•	material change report dated February 14, 2003 relating to the New Zealand natural gas situation. See “Risk Factors”; and

•	material change report dated May 20, 2003 relating to our acquisition of the Titan methanol facility in Trinidad. See “Recent Developments”.

      Any document of the types referred to in the preceding paragraph (including material change reports other than confidential material change reports) filed by us with the Commissions after the date of this prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this prospectus. In addition, to the extent indicated in any Form 6-K filed with the SEC, any information included therein shall be deemed to be incorporated by reference in this prospectus. Our supplemental information (Reconciliation with United States Generally Accepted Accounting Principles) which is included in our annual report for the year ended December 31, 2002 on Form 40-F filed with the SEC shall be deemed to be incorporated by reference in this prospectus. Further, we are incorporating by reference into this prospectus, the following information which is included in our Form 6-K, dated May 20, 2003, filed with the SEC:

•	supplemental information — Item 18 reconciliation with United States generally accepted accounting principles and report of independent accountants thereon in respect of the annual consolidated financial statements referred to above;

•	supplemental information — reconciliation with United States generally accepted accounting principles in respect of the unaudited interim consolidated financial statements referred to above; and

•	additional information — supplemental non-GAAP measures.

      Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained or incorporated by reference in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not, except as so modified or superseded, be deemed to constitute a part of this prospectus.

      Copies of documents incorporated by reference in with this prospectus may be obtained upon request without charge from Randy Milner, our Corporate Secretary, at the Company’s principal business office: Methanex Corporation, 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada V6M 3M1; telephone number (604) 661-2600. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record, a copy of which may be obtained from our Corporate Secretary at the above-mentioned address and telephone number.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO

OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

      Under the Canada Business Corporations Act (the “CBCA”), which governs Methanex Corporation (the “Registrant”), except in respect of an action by or on behalf of a corporation or other entity to procure a judgment in its favor, a corporation may indemnify a present or former director or officer of such corporation or a person who acts or acted at the corporation’s request as a director or officer or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association with the corporation or other entity and provided that such individual acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director or officer (or other individual as described above) is entitled to indemnification from the corporation as a matter of right in respect of all costs, charges and expenses reasonably incurred by such individual in connection with the defence of a civil, criminal, administrative, investigative or other proceeding to which he or she is made a party because of their association with the corporation or other entity if such individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and has fulfilled the conditions set forth above.

      In accordance with and subject to the CBCA, the by-laws of the Registrant provide that except in respect of any action by or on behalf of the Registrant to procure a judgment in its favor, the Registrant may indemnify a director or officer of the Registrant, a former director or officer of the Registrant, or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate, or an individual acting in a similar capacity, or another entity against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of the Registrant or such body corporate, if the director or officer (a) acted honestly and in good faith with a view of the best interests of the Registrant, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. The Registrant has also entered into indemnity agreements with its directors and officers which provide substantially the same rights as provided for in the CBCA.

      The Registrant maintains directors’ and officers’ liability insurance which insures the directors and officers of the Registrant and its subsidiaries against certain losses resulting from any wrongful act committed in their official capacities for which they become obligated to pay to the extent permitted by applicable law.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 as amended (the “Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission (the “Commission”) such indemnification is against public policy as expressed in the Act, and is therefore unenforceable.

II-1

Exhibits

      The following exhibits have been filed as part of the registration statement:

Exhibit
Number	Description

3.1	Underwriting Agreement dated May 21, 2003 among Methanex Corporation, NOVA Chemicals Corporation, NOVA Petrochemicals Ltd., RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Citigroup Global Markets Canada Inc. and UBS Securities Canada Inc.

4.1	Annual Information Form of the Registrant dated March 7, 2003 (incorporated by reference to the Registrant’s Form 40-F for the year ended December 31, 2002, SEC file number 0-20115 (the “2002 40-F”))

4.2	Information Circular dated as of March 7, 2003 issued in connection with the Registrant’s annual meeting of shareholders to be held on May 22, 2003, excluding the sections entitled “Report on Executive Compensation” and “Total Shareholder Return Comparison” (incorporated by reference to the Registrant’s Form 6-K dated March 28, 2003, SEC file number 0-20115)

4.3	Annual Consolidated Financial Statements and Auditors’ Report for the years ended December 31, 2002 and 2001, contained in the Registrant’s 2002 Annual Report (incorporated by reference to the 2002 40-F)

4.4	Interim consolidated financial statements of the Registrant for the three months ended March 31, 2003 and 2002 (unaudited) (incorporated by reference to the Registrant’s Form 6-K dated April 23, 2003, as amended, SEC file number 0-20115 (the “First Quarter 6-K”))

4.5	Management’s Discussion and Analysis for the year ended December 31, 2002 contained in the Registrant’s 2002 Annual Report (incorporated by reference to the 2002 40-F)

4.6	Management’s Discussion and Analysis for the three months ended March 31, 2003 (incorporated by reference to the First Quarter 6-K)

4.7	Material Change Report dated May 20, 2003 (incorporated by reference to the Registrant’s Form 6-K dated May 20, 2003, SEC file number 0-20115 (the “May 20 6-K”))

4.8	Material Change Report dated February 14, 2003 (incorporated by reference to the Registrant’s Form 6-K dated February 14, 2003, as amended, SEC file number 0-20115)

4.9	Supplemental Information — Item 18 Reconciliation with United States Generally Accepted Accounting Principles for the years ended December 31, 2002 and 2001 and Report of Independent Accountants thereon (incorporated by reference to the May 20 6-K)

4.10	Supplemental Information — Reconciliation with United States Generally Accepted Accounting Principles for the three months ended March 31, 2003 and 2002 (unaudited) (incorporated by reference to the May 20 6-K)

4.11	Additional Information — Supplemental Non-GAAP Measures (incorporated by reference to the May 20 6-K)

5.1	Consent of KPMG LLP

6.1*	Powers of Attorney

*	previously filed

II-2

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking.

      The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in said securities.

Item 2. Consent to Service of Process.

      (a) Prior to filing this Amendment No. 1 to the Registration Statement on Form F-10, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

      (b) Any change to the name or address of the agent for service of the Registrant will be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on this 28th day of May, 2003.

METHANEX CORPORATION

By:	/s/ IAN CAMERON ______________________________________ Name: Ian Cameron Title: Senior Vice President, Finance and Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by or on behalf of the following persons on this 28th day of May, 2003:

Signature	Title

* Pierre Choquette	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ IAN CAMERON Ian Cameron	Senior Vice-President, Finance and Chief Financial Officer (Principal Financial Officer and Accounting Officer)

* Robert B. Findlay	Director

* Brian D. Gregson	Director

* R.J. (Jack) Lawrence	Director

* Jeffrey M. Lipton	Director

* Christopher D. Pappas	Director

David Morton	Director

III-2

Signature	Title

* A. Terence Poole	Director

* Graham D. Sweeney	Director

* Anne L. Wexler	Director

*/s/ IAN CAMERON Ian Cameron	Attorney-in-fact

III-3

AUTHORIZED REPRESENTATIVE

      Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Amendment No. 1 to the Registration Statement, solely in the capacity of the duly authorized representative of Methanex Corporation in the United States, in the City of Dallas, Texas on this 28th day of May, 2003.

METHANEX GULF COAST INC.

By:	/s/ VINCENT TONG ______________________________________ Name: Vincent Tong Title: Vice President

III-4

INDEX OF EXHIBITS

Exhibit
Number	Description

3.1	Underwriting Agreement dated May 21, 2003 among Methanex Corporation, NOVA Chemicals Corporation, NOVA Petrochemicals Ltd., RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Citigroup Global Markets Canada Inc. and UBS Securities Canada Inc.

4.1	Annual Information Form of the Registrant dated March 7, 2003 (incorporated by reference to the Registrant’s Form 40-F for the year ended December 31, 2002, SEC file number 0-20115 (the “2002 40-F”))

4.2	Information Circular dated as of March 7, 2003 issued in connection with the Registrant’s annual meeting of shareholders to be held on May 22, 2003, excluding the sections entitled “Report on Executive Compensation” and “Total Shareholder Return Comparison” (incorporated by reference to the Registrant’s Form 6-K dated March 28, 2003, SEC file number 0-20115)

4.3	Annual Consolidated Financial Statements and Auditors’ Report for the years ended December 31, 2002 and 2001, contained in the Registrant’s 2002 Annual Report (incorporated by reference to the 2002 40-F)

4.4	Interim consolidated financial statements of the Registrant for the three months ended March 31, 2003 and 2002 (unaudited) (incorporated by reference to the Registrant’s Form 6-K dated April 23, 2003, as amended, SEC file number 0-20115 (the “First Quarter 6-K”))

4.5	Management’s Discussion and Analysis for the year ended December 31, 2002 contained in the Registrant’s 2002 Annual Report (incorporated by reference to the 2002 40-F)

4.6	Management’s Discussion and Analysis for the three months ended March 31, 2003 (incorporated by reference to the First Quarter 6-K)

4.7	Material Change Report dated May 20, 2003 (incorporated by reference to the Registrant’s Form 6-K dated May 20, 2003, SEC file number 0-20115 (the “May 20 6-K”))

4.8	Material Change Report dated February 14, 2003 (incorporated by reference to the Registrant’s Form 6-K dated February 14, 2003, as amended, SEC file number 0-20115)

4.9	Supplemental Information — Item 18 Reconciliation with United States Generally Accepted Accounting Principles for the years ended December 31, 2002 and 2001 and Report of Independent Accountants thereon (incorporated by reference to the May 20 6-K)

4.10	Supplemental Information — Reconciliation with United States Generally Accepted Accounting Principles for the three months ended March 31, 2003 and 2002 (unaudited) (incorporated by reference to the May 20 6-K)

4.11	Additional Information — Supplemental Non-GAAP Measures (incorporated by reference to the May 20 6-K)

5.1	Consent of KPMG LLP

6.1*	Powers of Attorney

*	previously filed